Filed by AlphaSmart, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlphaSmart, Inc.

Commission File No.: 0-50570

This filing relates to the Agreement and Plan of Merger and Reorganization, dated January 24, 2005, by and among, Renaissance Learning, Inc., RLI Acquisition Corp. Inc., RLI Acquisition Sub, LLC and AlphaSmart, Inc. The following is a transcript of the teleconference held by AlphaSmart to discuss its financial results for the fiscal year ended December 31, 2004.

ALPHASMART, INC.

Moderator: Gary Lewis

February 8, 2005

4:00 p.m. CT

Operator: Good day everyone, and welcome to the AlphaSmart, Incorporated Fourth Quarter 2004 Teleconference. This call is being recorded.

For opening remarks and introductions I would like to turn the call over to Mr. Gary Lewis, Corporate Controller. Please go ahead, sir.

Gary Lewis: Thank you and good afternoon everyone. We’d like to welcome you to AlphaSmart’s Fourth Quarter 2004 Conference Call and thank you for taking the time to participate today.

Also on the call today will be Keton Kothari, our CEO; and Manish Kothari, our President. I’m now going to turn the call over to Keton who will summarize some of the highlights from our fourth fiscal quarter of 2004. I will then be back to review our financial performance in more detail. We will then answer any questions you may have. Keton.

Ketan Kothari: Thank you, Gary. Good afternoon everyone. Before I get into any details, I need to tell you that during the course of this call you may — we may make projections or other forward-looking statements regarding the future events or the future financial performance of the company. We must caution you that such statements are only predictions and that actual events or results may differ materially. We refer you to documents the company filed with the SEC including our most recent 10-Q report. These documents identify important risk factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.

Please note that on this call we may discuss historical, financial and other particular information regarding our business and operations. Some of this information is included in today’s press release and the remainder of information will be available in a recorded version of this call on our Website.

As we announced two weeks ago, revenues for the fourth quarter came in below our previous expectations. In general we continue to see some softness in technology spending that is reflected in our fourth quarter ((inaudible)). Because of recent government mandate, school districts are much more focused on implementing technology solutions that address very specific student performance issues. Since failure to address those issues resulting less federal funding for schools both improved student performance in the ability to assess that performance and demonstrate improvement have become high priorities, as a result schools are making technology purchases based on integrated solutions that can directly address student skills — student skill development and provide based on the assessment of that development. This change towards more solutions oriented purchases which combined both hardware and software seemed to continue to lend them the district level decision cycle which has had a negative effect on our revenue level for the last three quarters.

We believe in the longer term our merger with Renaissance Learning will combine cost-effective hardware with software solutions to position us very well to take advantage of this changing environment, but also continuing to pursue other third party partnerships, particularly in the area of content and assessment to enhance that solutions offering. In spite of the lending decision cycle and the effects on current revenue levels, we feel — we still are positive about the general optimism of school districts for technology spending. Overall school districts continue to express a willingness to spend money on the right solutions.

On the product side, the Neo, which we began shipping in September has been very well received and reviewed. We shipped over 8.000 units in the fourth quarter, amounting to revenues over $2.1 million. We anticipate the Neo to become the highest volume product over the next several months and so far its performance in the field has been excellent.

Now I’d like to bring Gary back to give you a more detailed summary of our financial results for the quarter. Gary.

Gary Lewis: Thank you, Ketan. Net revenue for the fourth quarter was 6.8 million compared to 8.3 million in net revenues for the fourth quarter of last year. Gross margin was three million or 44.5 percent of revenue compared to 4.3 million or 52.4 percent of revenue for the fourth quarter of last year. We had a net loss of $220,000 or one cent per share compared to net income of $413,000 or four cents per share for the fourth quarter of last year. Our fourth quarter results included charges totaling $375,000 or two cents per share related to litigation expense, restructuring and our agreement with Palm Source.

Fully diluted shares outstanding increased from 11 million for the fourth quarter of last year to 14.8 million for the fourth quarter of this year. So the fiscal year ended December 31, 2004, AlphaSmart’s net revenue was 35.5 million compared with 38.9 million for 2003. Net income under GAAP was 2.2 million or 15 cents per share on a fully diluted basis compared to a 3.4 million or 31 cents per share on a fully diluted basis for 2003. Net income for 2004 included the effects of $375,000 in aggregate charges for the fourth quarter and $588,000 in interest and a premium paid on redemption of mandatorily redeemable preferred stock in the first quarter, which together accounted for six cents per share on a fully diluted basis.

With respect to specific revenue trends during the quarter, we shipped about 13,000 AS3000 units, about 3700 Dana units, and as Keton mentioned, about 8,200 Neo units during the quarter. About 19 percent of our revenues came from international compared to 17 percent for the fourth quarter of last year. Direct sales accounted for 80 percent of revenues compared to 83 percent for the fourth quarter last year. The AS3000 product line and related software and accessories accounted for 44 percent of revenues for the quarter versus 66 percent last year. The Dana accounted for 23 percent of revenues for the fourth quarter of this year compared to 33 percent for the fourth quarter of last year. And the Neo accounted for about 31 percent of our revenues for the quarter.

Gross margin percentage decreased to 44.5 percent during the fourth quarter compared to 52.4 percent last year, due primarily to a combination of higher costs for the AS3000 solution bundles, Dana related incentives, increased royalty costs on the Dana, product mix and lower revenue on fixed overhead costs. Average selling price for the AS3000 for the quarter at about $230 was about the same as the fourth quarter of last year.

For Dana the average selling price increased from about $400 last year to about $422 this year, reflecting a higher percentage of Dana Wi-Fi units being shipped. Dana Wi-Fi now accounts for well over 45 percent of our Dana volume.

Average selling price of the Neo was about $254. Gross margin for the AS3000 product line was in the high-40s for the quarter. Neo margins were just under 50 percent and Dana margins were in the mid-30s, due to higher product royalties related to a change in forecasted volume under AlphaSmart’s license agreement with Palm Source or the Palm OS operating system.

Our operating expenses increased from last quarter primarily due to restructuring costs of $160,000 and $100,000 for legal costs related to litigation. For the full year our gross margins were 51.6 percent, the same as last year. Our operating expenses for the full year increased by $800,00, primarily reflecting higher headcount and related expenses in the areas of sales and marketing. From a balance sheet perspective, accounts receivable decreased from a previous quarter by about 1.6 million, reflecting lower revenues for the fourth quarter.

Inventory decreased during the quarter by about $620,000 as we work off excess from the previous quarter. The increase in other assets reflects the pre-payment of Dana royalties to Palm Source as required by our amended contract. Accounts payable fell by 1.1 million due to reduced inventory purchases. The combination of the Palm royalty and reduced accounts payable offset by reduced accounts receivable resulted in the $390,000 decrease in our cash balance during the quarter.

That concludes our formal comments. We will now be happy to answer any questions you may have.

Operator: Thank you. At this time if you do have a question or a comment, please press star one now and if you are using a speakerphone please remember to pick up your handset and to push your mute button to allow your signal to reach us. Once again if you do have a question or a comment, please press star one now.

And we go first to Bob Craig from Legg Mason.

Bob Craig: Good afternoon, everybody. Just a couple of quick questions for you. Manish or Ketan, I was wondering if you could address the issue with Dana. I think the peak quarterly volume you had there was 10,000 units back in the third quarter of last year and it’s coming down pretty handily ever since. I guess, you know, just a question how do you — how do you go about correcting, you know, what ails that product in terms of its lack of demand? Is it a pricing issue? Is it a capability issue? Is it a market positioning issue?

Manish Kothari: Yes, Bob. This is Manish. Let me just address your question.

Bob Craig: Sure.

Manish Kothari: In terms of the Dana sort of prevalence in the market, I think one of the things we’ve talked about in the last couple of conference calls and one that we believe has definitely affected its ability to sell in a manner that would be even higher in terms of units is the absence of the management software. As you may recall, we have AlphaSmart Manager for the AlphaSmart 3000 and Neo product lines and this allows the teacher to very seamlessly manage a classroom set of 30 devices and that is still not available on or for Dana. And we believe that that is one of the key things that has been holding back Dana volume. And we plan to address that and have something available and we’ve talked about this in the past in Q2 of this year. So in the spring season.

Outside of that in addition to that issue, which we believe is a primary reason why Dana has not sold to a greater extent, we also have been streamlining the positioning, so we’re adding more solutions to the product line, specifically in the area of assessment and in mathematics and those are in our new catalog that we shipped out earlier this year as well as, you know, in areas of going down to elementary school in the formative assessment areas for language arts, you know, social sciences, sciences and mathematics as well.

So I think those are the main reasons that we’ve not seen Dana sort of perhaps as high as we had originally expected. And that’s what we’re planning to do to correct it.

Bob Craig: Is the solution to potentially to lower the price on the product or you’re really aiming towards boosting its capability as opposed to lowering price?

Manish Kothari: It’s a combination of both. We are looking at reducing the price a little bit, but the main thing is adding specific solutions. I think the trends that we’ve seen for the last several quarters has been, you know, the monies are out there and they’re chasing specific solutions out there, so our first sort of order of business is getting those right solutions that are aligned to funding and getting that out before we address any of the other issues.

Bob Craig: Just to clarify what you said earlier. The management software for Dana will be available in the second quarter of ‘05?

Manish Kothari: That is correct.

Bob Craig: OK. And about — you talked for a second about direct sales force. Number of direct sales people you have and has there been any turnover of late?

Manish Kothari: The number has still pretty much the same as what we discussed last quarter, which is 10 employee reps that we have plus independent so if we add that all up plus the management and all the number hasn’t really changed. We have had a couple of people leave us and we’ve actually decided to move forward with making sales — realigning our sales territory so that they’re closer to where the funding is and that has resulted in some changes, but the number hasn’t really changed.

Bob Craig: And the timing of those reasons — those departures, was it very recent?

Manish Kothari: It was very recent, basically in January.

Bob Craig: After the — after the merger was announced?

Manish Kothari: It was before the merger was announced.

Bob Craig: Before that. OK. And last question and then I’ll turn it over. You mentioned content partnerships as something you’re still pursuing actively. Can you discuss, you know, what potential areas are focus areas there?

Keton Kothari: Yes, Bob. This is Ketan. You know, again — what Manish said earlier, we are targeting where the money — where the funding is. We are following the money, so to speak, and the areas that make sense to us, at least with our product line and the kind of things that can really add value in the classroom, you know, one of — one of the areas is an assessment and formative assessment so, you know, we basically — well, we are doing a lot of stuff in terms of content partnerships in that area. Mathematics is another area where there is money and, you know, we’re going to be doing stuff there. Clearly along the way renaissance. There is some very, very exciting opportunities immediately or in the shorter term of writing, but longer term, you know, will be also — we also need to get reading as well. So those are only the areas that we’re really focused on right now in terms of content partnerships. We have signed a deal with Compass Learning, which provides a lot of, you know, state standardized content and so everybody ((inaudible)) having some of the solution in place by the second quarter of 2005 for assessment itself, for ((inaudible)) assessment actually.

Bob Craig: OK. Great. Thank a lot, guys.

Ketan Kothari: You’re welcome.

Operator: We go next to Richard Close from Jaffrey’s and Company.

Richard Close: Yes. I apologize. I jumped on the call late. Could you go over the units sold by product line in the — I think you gave revenue and gross margin as well.

Ketan Kothari: OK. Gary, do you want to take that?

Richard Close: I’m sorry about that.

Gary Lewis: No, that’s fine. Let me take a look at that. So for the quarter we shift 13,000 — I guess 3,000 units, about 3,700 Dana units and about 8,200 Neo units for the quarter.

Richard Close: OK. And then did you give the contribution to revenue on those or — I’m — I think you gave some other metrics. I just want to make sure I have everything down.

Gary Lewis: OK. Let me get that for you. So the AS3000 product line and related software and accessories accounted for 44 percent of the revenue. The Dana accounted for 23 percent of the revenue and the Neo accounted for 31 percent of the revenue.

Richard Close: OK. And then did you have comparables from last year?

Gary Lewis: Yes, I did. Left those out. So the comparables, the 44 percent compared to 66 percent for last year. The 23 percent for Dana compared to 33 percent for last year and, of course, the Neo is new this year.

Richard Close: Yes. And then did you give gross margins?

Gary Lewis: We gave company gross margins were 44.5 percent for the quarter.

Richard Close: OK. But you didn’t give — you didn’t give them on a basis?

Gary Lewis: We gave general — the Neo and the AlphaSmart3000 were just below 50 percent and the Dana was in the mid-30s.

Richard Close: OK. And, you know, where do you expect the Dana to trend?

Manish Kothari: Yes, at this point, Richard, you know, we’re not prepared to talk about the forward-looking stuff because we’re still discussing the specifics of what solutions come out and what platforms with Renaissance and until we have all that ironed out, you know, we’re not prepared to talk at this time about where the trending is going to be.

Richard Close: OK.

Manish Kothari: Because it depended partly on the solutions and the timing of, you know, those solutions.

Richard Close: OK. Then maybe to ask a little bit more general question then, you talked a little bit about what, you know, relaying the sales force with where the money is or where the money is going. If you can give us a little update on the technology spending environment that you’re seeing, maybe where is the money.

Manish Kothari: Sure I’d be happy to do that. And I think most of you are aware of this. The one area that we are very concerned that this is not just us but I think all technology vendors within K-12 has to do with title two D, as in David, which is the advancing education through technology grant, which is the federal monies that if you heard was basically cut back from about 700 million to about 500 million going forward and that’s a pretty large cut, as you can imagine. All of those monies flow directly into some form of technology or solutions purchases for K-12 and that’s the big concern that we are all still trying to fight. In fact, there is a lobbying effort going on as we speak to try to at least change some of that so that it is not as perhaps even alleviated to some extent.

Having said that, the money in general, as Keton talked about, are really going after specific solutions and this is coming through the NCLB mandate for the most part and solutions that really do show improvement in all areas and you heard about reading first and title one, but as sure the adequate yearly performance as well. So in general our belief is that federal monies are still there, I mean, leaving aside this title two D issue, which is an issue. The money is still there, but they are going after very specific solutions that include performance basically — student performance.

And just to add to that, Richard, essentially, you know, reading, mathematics, formative assessment, special needs, these are all areas that are targeted specifically in the NCLB monies and, you know, where they want to actually spend the money, you know. Again, focusing on basic improvement in all the areas. So does that answer your question?

Richard Close: Yes, it does. I was wondering if you could maybe go into a little bit more specifics on the realigning of the sales force in terms of different regions and where the money is. Is there any one space that you’re really focusing in on or any significant geographic movement?

Manish Kothari: I would say in general there isn’t any one state we’re focusing on. I mean, the ones that are obvious that just, you know, come out of the map that you would expect is basically the map of the Electoral College. Look at where the population is and, you know, that’s sort of where the money is because that’s where on a per student basis money is spent. If there were one state where there is probably more realignment than others it would be the state of California, our home state, simply because, you know, it’s obviously a top state in terms of K-12 spending. Other than that we have realigned in the southeast so that we’re closer to where the monies are and make some changes up in the east as well. But for the most part it is following essentially where the population centers on. That’s what we’re doing in terms of our realignment strategy.

Richard Close: Can you give us your 2004 revenue by state concentration? How much did California change from ‘03 to ‘04?

Manish Kothari: I don’t have that in front of me, Richard, but my guess is California probably didn’t change too much of a percentage of the total revenues and still is in the top two, Texas being the other one. And in the case of 2004, my guess is, again, I’ll have to go back and I can — I’ll go back and get that number for you — is that California was talking about almost 15 percent of revenue for domestic revenue and Texas was a close second. And the difference between 2004 and 2003 was that 2003 was sort of the reverse. Texas was at the top and California was behind. So California has become number one again, but they’re pretty close in terms of Texas and California in terms of one and two.

And then the remaining states clearly the areas in the north central regions, states like Michigan, Ohio, Illinois and other than New York are the ones that really top our lists.

Richard Close: OK. And then can you give us any type of feel of your revenue and how much of it was from existing customers versus new customers?

Manish Kothari: For the full year we’re still in, you know, some of the ranges that we talked about in the middle of last year because, you know, our 82, 85 percent of our revenues coming from existing customers and the balance coming from new customers.

Richard Close: OK. And then final question and I’ll turn it over. I apologize here. If you could talk a little bit about the Palm, you know, royalty agreement. Has anything changed there or just give us an update on that.

Manish Kothari: OK. On that in Q4 we reevaluated based on the volume that we were shipping. The sort of the royalty that we pay out of the licensing and we pay out and that’s what changed in Q4. Going forward we’re going to reevaluate or assess it on an ongoing basis and therefore it is entirely dependent on the volume that we ship that sort of hits, if you will, the gross margin. So nothing has changed other than the volume dependent.

Richard Close: OK. Thank you.

Operator: And once again if you do have a question or a comment, press star one now. And we’ll go to Kirsten Edwards from ThinkEquity.

Kirsten Edwards: Hi, guys. I’m wondering if you’ve seen any or are waiting for any feedback from the large state laptop initiative in Maine and I believe Michigan in regards to total cost of ownership that may — or any other market research that may help convince buyers of the total cost of ownership issue?

Manish Kothari: Yes, Kirsten, we have not seen any specific data on TCO for either the state of Maine or the state of Michigan for the initiative. What we have seen, and this was reported in an E-School News article in late last fall, is sort of a first blush at how laptops will be used in the state of Maine, but they did not address TCO issues. The general conclusion of that was, well, laptops were enriching several areas in terms of the federal curriculum areas. One of the areas that sort of — the reason that we got excited about that, the results were that most of the usage was actually directed at writing at least at the seventh grade level and, as you know, our solutions and products are very well suited to do writing and that lends itself, but we haven’t seen any TCO studies or hard data.

Ketan Kothari: Yes. The only thing — the only thing, and again, this is something that, you know, ((inaudible)) as you enter there is some kind of a TCO study in schools and they have a number at about $600 per year for a laptop, but we do not, you know, we’ve not really looked at the study in detail to find out.

Manish Kothari: Yes, that’s not specific to Maine or Michigan. It was just a general — it is data for K-12 laptop TCO in general.

Kirsten Edwards: OK. And then a while back you guys were talking about some other potential market verticals that you can sell the products into, like hospitals. Is that something that will continue to be in the long-term plan or does that just kind of go away given the merger with Renaissance?

Manish Kothari: I think other than areas that really lend themselves very, very easily and well to what I would call sort of mobile writing, you know, such as journalists and professional writers who have always ordered our products and then we’ve done well with. I think those initiatives other than on an opportunistic basis we’re not going to be spending too much time. For example, we spoke earlier about, you know, segments such as higher education, college and university and that’s something that in the future unless there is some compelling solutions we’re not really going to delve into that too deeply.

Kirsten Edwards: Great. Thanks. That’s it.

Keton Kothari: OK. Thank you.

Operator: And once again if you do have a question or a comment, please press star one now. And there are no further questions at this time. Mr. Lewis, do you have any closing remarks or comments?

Gary Lewis: No, I don’t.

Ketan Kothari: Thank you, everyone.

Operator: And that does conclude today’s conference, everyone. Have a great day.

Manish Kothari: Thank you.

END

Additional Information and Where to Find It.

AlphaSmart and Renaissance intend to file a registration statement on Form S-4, which will include a proxy statement/prospectus of AlphaSmart and Renaissance and other relevant materials in connection with the proposed merger transaction involving AlphaSmart and Renaissance. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS FILING WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC when they become available at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents files with the SEC by AlphaSmart at AlphaSmart’s web site at www.alphasmart.com or by contacting AlphaSmart investor relations at IR@alphasmart.com or via telephone at (408) 355-1029. Investors and security holders may obtain free copies of the documents filed with the SEC by Renaissance by directing such requests to Renaissance Learning, Inc., Attention: Corporate Secretary, 2911 Peach Street, P.O. Box 8036, Wisconsin Rapids, Wisconsin 54995 or via telephone at (715) 424-3636.

Renaissance, AlphaSmart and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AlphaSmart in connection with the merger transaction. Information regarding directors and executive officers of AlphaSmart and Renaissance and their respective interests in the proposed transaction will be available in the proxy/prospectus of AplhaSmart and Renaissance described above and other relevant materials to be filed with the SEC.